

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

Jürgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

> **Re: VIA optronics AG**
> **Draft Registration Statement on Form F-1**
> **Submitted April 5, 2019**
> **CIK No. 0001769116**

Dear Mr. Eichner:

Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. In particular, your filing must be amended to provide the audited financial statements required by Rule 8-08 of Regulation S-X. Further, your Management's Discussion and Analysis section must be amended to address the periods required to be included by Regulation S-X. Refer to Item 303(a) of Regulation S-K. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

You may submit a substantive amendment to correct the deficiencies. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz, Assistant Director, at 202-551-3528 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Gregory A. Schernecke, Esq.